# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zhongchao Inc., CIK 0001785566
CUSIP: G9897X149
Title of class of securities: Class A Ordinary Shares, par value$ 0.744 per share
Address of issuer's principal executive offices: Room 2504, OOCL Tower, 841 Yan'an Middle Road, Jing'An District, Shanghai, China (F4), 200040
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0001799603
Persons authorized to receive notices and communications: Weiguang Yang, Room 2504, OOCL Tower, 841 Yan'an Middle Road, Jing'An District, Shanghai, China (F4), 200040, 021-32205987

## Reporting persons
- More Healthy Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 2,700,739; shared voting power 0; sole dispositive power 2,700,739; shared dispositive power 0; aggregate amount beneficially owned 2,700,739 (70% of the class)
  Comment: (1) Represents 2,500,000 Class A ordinary shares, par value $0.744 per share (the "Class A Ordinary Shares") and 200,739 Class B ordinary shares, par value $0.744 per share (the "Class B Ordinary Shares") of Zhongchao Inc. (the "Company") held by More Healthy Holdings Limited ("More Healthy"). More Healthy is 100% owned by Weiguang Yang ("Yang"); accordingly, Yang is deemed to control More Healthy. Each Class A Ordinary Share entitles to one (1) vote, and each Class B Ordinary Share entitles to a thousand (1,000) votes. More Healthy is entitled to an aggregate of 203,239,000 votes. More Healthy maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares. (2) The percentage is based on an aggregate of 3,856,682 Class A Ordinary Shares, including (i) 3,655,943 Class A Ordinary Shares issued and outstanding, and (ii) 200,739 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares held by More Healthy as of the date hereof.
- Yang Weiguang (CIK 0001799603): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 2,707,461; shared voting power 0; sole dispositive power 2,707,461; shared dispositive power 0; aggregate amount beneficially owned 2,707,461 (70.1% of the class)
  Comment: (1) Represents (i) 2,500,000 Class A Ordinary Shares held by More Healthy, (ii) 200,739 Class B Ordinary Shares held by More Healthy, (iii) 740 unvested Class A Ordinary Shares directly held by Yang, and (iv) 5,982 unvested Class B Ordinary Shares directly held by Yang. Each Class A Ordinary Share entitles to one (1) vote, and each Class B Ordinary Shares entitles to a thousand (1,000) votes. Yang is entitled to an aggregate of 209,221,740 votes. Yang maintains the right to convert the Class B Ordinary Shares (except for the unvested Class B Ordinary Shares) into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares. (2) The percentage is based on an aggregate of 3,862,664 Class A Ordinary Shares, including (i) 3,655,943 Class A Ordinary Shares issued and outstanding, and (ii) 206,721 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares held by Yang, directly and indirectly, as of the date hereof, respectively.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value$ 0.744 per share
Name of issuer: Zhongchao Inc.
Address of issuer's principal executive offices: Room 2504, OOCL Tower, 841 Yan'an Middle Road, Jing'An District, Shanghai, China (F4), 200040
Comment: This amendment No. 3 (the "Amendment") to the Schedule 13D is filed to amend and supplement the statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "SEC") on February 26, 2020, as amended (the "Schedule 13D"). This Amendment is being filed on behalf of More Healthy Holdings Limited, a company limited by shares incorporated under the laws of British Virgin Islands ("More Healthy") and Mr. Weiguang Yang ("Yang"), the sole member of More Healthy (collectively the "Reporting Persons"), relating to Ordinary Shares of the Company. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Yang. This Amendment is being filed because the Ordinary Shares beneficially owned by the Reporting Persons has increased by an amount in excess of one percent of the total number of Ordinary Shares outstanding. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 13D remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2(a) and (b) of the Schedule 13D is amended and supplemented as follows: The names of the persons filing this Statement are: i. Yang; and ii. More Healthy.
Residence or business address: The principal business address of Yang is c/o Zhongchao Inc., Room 2504, OOCL Tower, 841 Yan'an Middle Road, Jing'An District, Shanghai, China 200040. The principal office address for More Healthy is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is amended and supplemented by adding the following: On July 21, 2026, the Company allotted and issued 2,500,000 Class A Ordinary Shares, and 200,000 Class B Ordinary Shares, to More Healthy, a company limited by shares incorporated under the laws of British Virgin Islands and holding vehicle of Mr. Weiguang Yang, the founder, Chief Executive Officer and Chairman of the Board of Directors of the Company. This issuance was in consideration and acknowledgement of Mr. Weiguang Yang's services rendered to the Company in a central role in the Company's strategic direction, long-term vision and stewardship.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is amended and supplemented by adding the following: On July 21, 2026, the Company allotted and issued 2,500,000 Class A Ordinary Shares, and 200,000 Class B Ordinary Shares, to More Healthy, a company limited by shares incorporated under the laws of British Virgin Islands and holding vehicle of Mr. Weiguang Yang, the founder, Chief Executive Officer and Chairman of the Board of Directors of the Company. This issuance was in consideration and acknowledgement of Mr. Weiguang Yang's services rendered to the Company in a central role in the Company's strategic direction, long-term vision and stewardship.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Rows 1-4 and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated May 21, 2021. (incorporated by reference from Exhibit 99.1 to Schedule 13D/A filed by the Reporting Persons on May 21, 2021)

Exhibit 99.2 Form of Lock Up Agreement (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K filed by the Company with the SEC on February 26, 2020.)

Exhibit 99.3 Gift Deed, dated August 3, 2020 (incorporated by reference from Exhibit 99.3 to Schedule 13D/A filed by the Reporting Persons on May 21, 2021)

Exhibit 99.4 2025 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-289791) filed by the Company with the SEC on August 22, 2025.)

Exhibit 99.5 Restricted Share Agreement dated August 25, 2025, by and between the Company and Weiguang Yang (incorporated by reference from Exhibit 99.5 to Schedule 13D/A filed by the Reporting Persons on August 27, 2025)

## Signatures
- More Healthy Holdings Limited: /s/ Weiguang Yang, Sole Shareholder (07/22/2026)
- Yang Weiguang: /s/ Weiguang Yang, Weiguang Yang (07/22/2026)